[Davis Polk & Wardwell Letterhead]
February 12, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Kevin Stertzel, Esq.
Division of Corporation Finance

Jason Wynn, Esq.
Division of Corporation Finance

RE:	Freeport-McMoRan Copper & Gold Inc.
Form S-4 (No. 333-139252)
Dear Mr. Stertzel and Mr. Wynn:
     On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company”), we hereby submit changed pages from the above-mentioned Form S-4 (the “S-4”) for your review. As per our phone conversation on February 9, 2007, please find enclosed herewith marked pages from the S-4, reflecting changes made from the version of the S-4 we sent to you on February 8, 2007. These changes reflect information that was obtained after the close of trading on the New York Stock Exchange on February 9, 2007.
     This letter and the changed pages from the S-4 are being filed with the Commission electronically today as correspondence. In addition to the EDGAR filing, we are faxing to your attention a copy of this letter along with changed pages from the S-4.
     Please contact the undersigned at (212) 450-4502, or Terry Crawford at (212) 450-4034 should you require further information or have any questions.

Sincerely,
/s/ Paul D. Hodgdon, Esq.
Paul D. Hodgdon, Esq.